UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 432 MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 14, 2023

1.        DATE, TIME, AND PLACE: Held on February 14, 2023, at 5:00 pm (São Paulo local time), virtually, as allowed by article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Consultant Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call notice was sent pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who sign these minutes were present, there being, therefore, a quorum pursuant to the Bylaws. The General Secretary and General Counsel of the Company, Mr. Breno Rodrigo Pacheco de Oliveira was also in attendance as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting;

4.   AGENDA AND RESOLUTIONS: After the start of the works, the Chairman of the Board of Directors of the Company, Mr. Eduardo Navarro de Carvalho, clarified that the meeting had the objective of appraising and resolving on the declaration addressed by appellate decision No. 39 of the Steering Board of Anatel rendered through Resolution Circuit No. 38 on February 13, 2023 (“Declaration”), which is one of the conditions imposed by ANATEL so that the incorporation of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. by the Company may occur, as approved under the conditions precedent set forth in an extraordinary general meeting held on February 1, 2023.

After the matter was explained, the members of the Board of Directors in attendance at the meeting unanimously approved the issuance of the Declaration by the Company, as set forth in appellate decision No. 39 of the Steering Board of Anatel through Resolution Circuit No. 38 on February 13, 2023, the minutes of which are attached hereto as Exhibit I.

Lastly, this resolution body has authorized the Managers of the Company to adopt all necessary measures for the delivery and signing of the aforementioned Declaration and any acts that may be required by ANATEL.

5.	ADJOURNMENT: With nothing further, the Chairman of the Board of Directors declared the meeting ended and these minutes were drawn up. São Paulo, February 14, 2023. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board members: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Solange Sobral Targa; and Denise Soares dos Santos. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities of the Minister of Finance (CNPJ/MF) No. 02.558.157/0001-62

State Registration (NIRE) 35.3.0015881-4

hereby certify that these minutes are a faithful copy of the minutes of the 432nd Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 14, 2023, drawn up in the Company’s book. This is a free English translation.

____________________________
Breno Rodrigo Pacheco de Oliveira Secretary

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

Exhibit I

Declaration

Given the resolutions contained in the Minutes of the 432nd Meeting of the Board of Directors of February 14, 2023 and the Minutes of the 55th Extraordinary General Meeting of February 1, 2023 of TELEFÔNICA BRASIL S.A., publicly-held Company headquartered at Av. Engenheiro Luiz Carlos Berrini, nº 1376, bairro Cidade Monções, city of São Paulo, State of São Paulo, enrolled in the National Register of Legal Entities (CNPJ) under No. 02.558.157/0001-62 (“Telefônica”), Telefônica, through its undersigned legal representatives, Messrs. David Melcon Sanchez-Friera, Spanish citizen, married, economist and administrator, holder of RNM No. G2407375, enrolled with the Individual Taxpayers’ Register (CPF) under No. 238.558.708-45 and Breno Rodrigo Pacheco de Oliveira, Brazilian citizen, married, lawyer, holder of professional Identity Card issued by the Brazilian Bar Association – Rio Grande do Sul Chapter (OAB/RS) No. 45.479, enrolled with the CPF under No. 711.936.930-04, both with business address at Avenida Eng. Luiz Carlos Berrini, nº 1376, Cidade Monções, São Paulo - SP, CEP 04571-936, in compliance with ANATEL’s decision based on item 2.1 items “a” and “b” of Appellate Decision No. 39/2023, of February 13, 2023, issued within the context of the request for prior consent No. 53500.311004/2022-60, aiming at the corporate merger of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. into Telefônica, and given the provisions in Article No. 86, I, of the General Telecommunications Law (Law No. 9472/1997, amended by Law No. 12,485/2011) DECLARES that: I – It acknowledges and fully takes the economic and financial risks associated with the result of the fee review procedure, on the terms and conditions set forth in the prior consent proceeding, including those resulting from uncertainty regarding the proceeding and the amounts to be stipulated by ANATEL, which for all effects must be understood as normal business activity risks, pursuant to Clause 13.1, paragraph 1, item II, of the Concession Agreement; and II – It waives the rights to any reestablishment of the financial situation of the agreement, set forth in Clauses 13.1, paragraph 1, and 13.3 of the Concession Agreement, due to the proceeding and the result of the fee review, which shall entail, in the extrajudicial sphere, the loss of the right to administrative appeal and to request arbitration set forth in Clause 33.1 of the Concession Agreement, in the judicial sphere, the resolution of the merits of the case due to a waiver of the right on which the action is based, pursuant to art. 269, V, of the Civil Procedure Code.

São Paulo, February 14, 2023

TELEFÔNICA BRASIL S.A.

_______________________________ By David Melcon Sanchez-Friera CFO and Investor Relations Officer	________________________________ By Breno Rodrigo Pacheco de Oliveira General Secretary and General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 14, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director